                                                                      EXHIBIT 19

VARCO International, Inc.

1998 Third Quarter Report

Varco

TO OUR SHAREHOLDERS

The impact of low oil prices on our industry is becoming increasingly severe. A year ago oil prices were a little over $20 per barrel, while today they are about $14. As a result, oil companies are cutting their exploration and production spending and drilling activity is declining. During September of last year there were 2,210 rigs drilling worldwide; for the same month this year there were 1,693, a decline of 23 per cent. Although offshore drilling has not fallen as sharply, (there were 567 rigs under contract in September of this year versus 606 a year ago), rigs have been re-employed at lower day rates as contracts have expired.

  The most immediate effect of these conditions on Varco is reflected in incoming orders. For the most recent three months, order receipts totaled $146.7 million (less cancellations of $50.5 million for a net total of $96.2 million), versus $266.5 million in the third quarter of 1997 and $193.6 million in the second quarter of this year. Over the past several quarters we have indicated that the most influential factor in our growth has been orders for equipment to be installed on new offshore rigs, particularly those capable of drilling in deep water. Conversely, the recent decline in orders has resulted primarily from the absence of commitments for new rig construction, as oil companies have reduced budgets and become less concerned about rig availability.

  However, our backlog remains strong -- $502 million at September 30, nearly all of which is deliverable over the next 5 quarters. As a result, we anticipate that revenues will exceed incoming orders over that period as the backlog is worked down. Therefore, if industry conditions remain weak through next year, we will not experience their full impact until late 1999.

  Revenues for the third quarter continued to demonstrate substantial year-to-year growth, totaling $190.9 million versus $140.4 million for the third quarter of last year. Although Net Income of $15.0 million, $.23 per share, was higher than the $13.4 million, $.21 per share, for the third quarter of 1997, our Operating Profit (Earnings Before Interest and Taxes) margin was lower. In the most recent quarter, profit margins were negatively impacted mainly by: increased manufacturing costs resulting from inefficiencies related to the rapid growth of the past several quarters; low margins on two recently introduced new products; and the decline in high margin rental revenue as drilling activity has fallen. Some of these factors are primarily related to market conditions and others are more susceptible to our control. We are optimistic that we can demonstrate improvement on those in the latter category.

  Our primary challenge over the next several quarters remains the on-time delivery and installation of equipment on the offshore rigs currently under construction, and the continuing field support of that equipment as the rigs are placed in operation. We are the major supplier of drilling equipment for these new generation rigs, and we believe that as they demonstrate the advantages of this new technology, our opportunities to upgrade existing rigs will be enhanced.

  The softer industry outlook which has unfolded over the course of the year has surprised virtually all industry analysts and is a disappointment to us. While many of these analysts believe the downturn will be relatively short lived and we are hopeful that will be the case, we have learned that forecasting is all but impossible in our industry. However, we have been successful in difficult markets before and we will continue to follow those strategies which have served us well in the past.

  We appreciate your continued support.


/s/ GEORGE I. BOYADJIEFF
------------------------
George I. Boyadjieff
Chairman and
Chief Executive Officer
November 11, 1998

Condensed Consolidated Balance Sheets
(unaudited)


                                           September 30,   December 31,
(in thousands)                                 1998            1997
-----------------------------------------------------------------------
Current Assets
Cash and cash equivalents                       $ 29,748       $ 39,827
Receivables (net)                                166,245        142,324
Inventories                                      171,757        131,971
Other                                             21,474         17,396
-----------------------------------------------------------------------
  Total Current Assets                           389,224        331,518
Property, plant and equipment at cost
 less accumulated depreciation                    89,073         73,862
Rental equipment less accumulated
 depreciation                                     13,853         18,213
Cost in excess of net assets acquired             33,895         34,609
Other assets                                      16,755         12,927
-----------------------------------------------------------------------
Total Assets                                    $542,800       $471,129
=======================================================================

Current Liabilities
Accounts payable                                $ 49,102       $ 53,394
Customer deposits                                106,160         79,068
Other liabilities                                 57,278         52,905
Current portion of long-term debt                  9,922         10,000
-----------------------------------------------------------------------
  Total Current Liabilities                      222,462        195,367
Long-term debt                                                    9,520
Other non-current liabilities                     13,776         13,043
-----------------------------------------------------------------------
Total Liabilities                                236,238        217,930

Shareholders' Equity
Common Stock and additional
 paid-in capital                                 154,659        151,222
Retained earnings                                151,903        101,977
-----------------------------------------------------------------------
Total Shareholders' Equity                       306,562        253,199
-----------------------------------------------------------------------
Total Liabilities and
 Shareholders' Equity                           $542,800       $471,129
=======================================================================

Varco International, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows
(unaudited)


                                        Nine Months Ended September 30,
(in thousands)                                        1998        1997
----------------------------------------------------------------------

Operating Activities
Net income                                        $ 49,678    $ 31,557
Depreciation and amortization                       16,058      12,187
Increase (decrease) in operating
cash flows:
 Receivables                                       (23,921)    (34,151)
 Inventories                                       (39,786)    (31,236)
 Additions to rental equipment                      (2,279)     (7,631)
 Transfers from rental equipment                     2,457
 Accounts payable                                   (4,292)     10,055
 Customer deposits                                  27,092      67,222
 Taxes payable                                       1,024         759
 Other                                              (2,464)      7,568
----------------------------------------------------------------------
  Net cash from operating activities                23,567      56,330
----------------------------------------------------------------------

Investing Activities
 Property plant and
  equipment purchases                              (25,779)    (20,097)
 Proceeds from equipment sales                         245       1,227
----------------------------------------------------------------------
  Net cash (used in) investing activities          (25,534)    (18,870)
----------------------------------------------------------------------

Financing Activities
Decrease in long-term debt                         (10,000)    (10,000)
Increase in long-term debt                                      17,000
Proceeds from issuance of
 Common Stock                                        1,888       2,725
Deferred issue costs                                              (347)
----------------------------------------------------------------------
 Net cash from (used in) financing activities       (8,112)      9,378
----------------------------------------------------------------------
Net change in cash and cash equivalents            (10,079)     46,838
----------------------------------------------------------------------
Cash and cash equivalents at
beginning of year                                   39,827       5,794
----------------------------------------------------------------------
Cash and cash equivalents at
end of quarter                                    $ 29,748    $ 52,632
======================================================================

Varco International, Inc. and Subsidiaries

Condensed Consolidated Statements of Income
(unaudited)



(in thousands,          Three Months Ended September 30,        Nine Months Ended September 30,
except per share data)              1998           1997                     1998          1997
----------------------------------------------------------------------------------------------
Revenues
Net sales                       $182,464       $128,607                 $509,259      $338,382
Rental income                      8,169         11,644                   28,091        32,405
Other income                         271            157                      956           326
----------------------------------------------------------------------------------------------
                                 190,904        140,408                  538,306       371,113
----------------------------------------------------------------------------------------------

Costs and Expenses
Cost of sales                    128,329         84,815                  346,733       229,919
Cost of rental income              2,859          3,369                    9,164         9,544
Selling, general and
 administrative
 expenses                         27,549         24,899                   80,491        65,081
Research and
 development costs                 9,208          5,524                   25,116        14,560
Interest expense                     385            990                    1,471         3,099
----------------------------------------------------------------------------------------------
                                 168,330        119,597                  462,975       322,203
----------------------------------------------------------------------------------------------
Income before income taxes        22,574         20,811                   75,331        48,910
Provision for income taxes         7,610          7,410                   25,653        17,355
----------------------------------------------------------------------------------------------
Net income                      $ 14,964       $ 13,401                 $ 49,678      $ 31,555
==============================================================================================
Basic income per share          $    .23       $    .21                 $    .77      $    .50
==============================================================================================
Shares used in basic income
 per share calculation            64,475         63,772                 64,387        63,503
============================================================================================
Diluted income per share        $    .23       $    .21               $    .76      $    .49
============================================================================================
Shares used in diluted income
 per share calculation            65,484         65,295                 65,396        65,025
============================================================================================

Note: These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1997.


Varco International, Inc. and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

General Industry Conditions

The business of the Company depends primarily upon the level of worldwide drilling activity, particularly offshore drilling activity. The level of drilling activity can be influenced by numerous factors, including economic and political conditions, the prices of oil and gas, finding and development costs of oil companies, development of alternative energy sources, availability of equipment and materials, availability of new onshore and offshore acreage or concessions, and new and continued governmental regulations regarding environmental protection, taxation, price controls and product allocations.

  Since November of 1997 the price of oil has declined significantly. For the three quarters ended September 30, 1998, the price of oil (West Texas Intermediate at Cushing Price) has averaged approximately $15.98, $14.73 and $13.85 per barrel, respectively, as compared to an average of $20.62 per barrel for the full year 1997. At the beginning of November 1998, the price of oil was approximately $14.15 per barrel. These lower prices have resulted in lower cash flows and curtailed exploration and production spending for oil companies and lower rig day rates and cash flows for drilling contractors, the Company's customers.

  Worldwide drilling activity, as measured by the average number of active drilling rigs, decreased approximately 21% in the third quarter of 1998 to an average of approximately 1,727 from an average of approximately 2,198 during the same period in 1997. North American drilling activity decreased approximately 24% as compared to last year. International drilling activity was not impacted as much as North America drilling activity. International activity decreased approximately 10% to an average of approximately 728 rigs as compared to 809 in the third quarter of 1997.

  Offshore drilling activity has not declined as much as the overall rig count, as reflected by rig utilization (mobile offshore rigs under contract as a percent of available rigs). For September of 1998, utilization averaged 88%, as compared to 95% in September of 1997. More recently, offshore drilling activity has shown some signs of weakening. Along with the decline in rig utilization, rig day rates have fallen below the peak rates which prevailed in the first half of 1998.

Results of Operations

Set forth below are the net orders and revenues for the Company's five operating
Divisions:

               Three Months Ended September 30,         Nine Months Ended September 30,
                            1998          1997                        1998        1997
--------------------------------------------------------------------------------------
Net Orders
Varco Systems          $ 45,704      $ 81,976                     $224,106    $174,260
VarcoBJ                  21,200        24,024                       78,908      70,999
M/D Totco                23,277        23,649                       92,429      69,858
Shaffer                  49,880       128,190                      226,902     247,883
Rigtech                   6,601         8,613                       17,412      16,473
Cancellations           (50,510)                                   (63,510)
--------------------------------------------------------------------------------------
Total                  $ 96,152      $266,452                     $576,247    $579,473
======================================================================================


                    Three Months Ended September 30,   Nine Months Ended September 30,
                           1998            1997             1998             1997
--------------------------------------------------------------------------------------
Revenues
Varco Systems          $ 63,013        $ 45,158         $186,819          $110,255
VarcoBJ                  23,286          17,832           67,210            45,763
M/D Totco                28,336          23,061           75,182            62,060
Shaffer                  71,907          52,119          190,869           146,504
Rigtech                   4,091           2,081           17,270             6,205
--------------------------------------------------------------------------------------
Total                  $190,633        $140,251         $537,350          $370,787
======================================================================================

  The decline in order bookings in the third quarter of 1998 as compared to the same period of 1997 is primarily the result of a significant reduction in orders associated with upgrading and construction of offshore drilling rigs. The relatively large dollar value of such orders which is attributable to the Varco Systems and Shaffer Divisions accounts for the greater year-to-year decline in these Divisions.

  The Company's increased revenue levels in the 1998 periods as compared to 1997 are generally due to the shipment of equipment associated with the upgrading and construction of offshore drilling rigs, particularly floating rigs that are
capable of drilling in water depths exceeding 3,000 feet.    Each such rig
creates significant potential for the high dollar value products provided by the Shaffer and Varco Systems Divisions as well as the products of the other Divisions.

  On August 6, 1998 a customer announced that it was terminating the construction of a deep water drillship and had reached agreement with the oil company for cancellation of its five-year drilling contract. As a result, the customer cancelled orders totaling approximately $38.3 million. In addition the Company experienced other cancellations totaling approximately $12.2 million.
Of the total cancellations approximately $25.9 million were incurred by Varco Systems; $14.5 million by Shaffer; and the balance was distributed among the remaining Divisions. As a result of low oil prices and the downturn in drilling activity, the Company anticipates that it will experience additional cancellations. While the Company cannot predict the potential dollar value of any such cancellations, it does not expect that the cancellation rate will increase.

  At September 30, 1998 the Company's backlog of unshipped orders was approximately $501.8 million as compared to $462.9 million at December 31, 1997 and $395.6 million at September 30, 1997. Orders for new rigs and major upgrades generally include the Company's longer lead-time products. The Company expects that most of the September 30, 1998 backlog will be shipped by the end of 1999. At September 30, 1998 the Company had received $106.2 million in customer cash deposits related to orders currently included in backlog. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time.

  Gross margins (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income decreased year-over-year. For the third quarter of 1998 gross margins were 31.2%, compared to 37.1% for the same period in 1997 and they were 33.7% and 35.4% in the first nine months of 1998 and 1997, respectively. Third quarter 1998 gross margins were negatively impacted by high initial cost and retrofit cost on newer products at Shaffer and M/D Totco; higher manufacturing costs and increased manufacturing inefficiencies; and to the decline in rental income which carries a higher gross margin than other revenues. New products and retrofit costs accounted for approximately half of the year-over-year decline and higher manufacturing costs and lower rental income each accounted for approximately one quarter of the shortfall. The lower 1998 nine-month margins reflect the impact of the third quarter declines.

  The Company believes that new product development is a significant factor for the future of the Company. During the first nine months of 1998 the Company spent $25.1 million or 4.7% of revenues on new product development. This compares to $14.6 million or 3.9% of revenues during the same period in 1997. The Company expects to maintain research and development costs between four and five percent of revenues.

  The increase in selling, general and administrative expenses compared to 1997 is primarily a result of activity related to the increased revenues. As a percent of revenues, selling, general and administrative expenses are down year-to-year. For the first nine months of 1998 this percent was 15.0% and it was 14.4% for the third quarter of 1998. As a percent of revenues, selling, general and administrative expenses were 17.5% and 17.7% for the first nine months and third quarter of 1997, respectively.

  Overall Company employment at September 30, 1998 was 3,232 (including 316 temporary employees) which compares to 2,594 (including 369 temporary employees) a year ago. The September 1998 employment level is down from the June 30, 1998 level of 3,340, primarily at the M/D Totco Division and related to the decline in the rental business.

  The effective tax rate for the first nine months of 1998 was 34.1% as compared to 35.5% for the first nine months of 1997. The lower effective tax rate in 1998 is due to the elimination in 1998 of the Company's valuation allowance on deferred tax assets. The Company now believes that it is more likely than not that all of its deferred tax assets will be realized.

Liquidity and Capital Resources

September 30, 1998 cash and cash equivalents were $29.7 million as compared to the December 31, 1997 balance of $39.8 million. This decline was due to increased working capital requirements during the first half of 1998 and to the June 30, 1998 Senior Note payment.

  In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The remaining $10.0 million principal balance of the Senior Notes is payable June 30, 1999.

  On June 27, 1997 the Company entered into a seven-year unsecured revolving credit agreement with three banks (the "Credit Agreement"). The Credit Agreement provides for a credit facility of $65.0 million, inclusive of a $20.0 million letter of credit sub-facility. The maximum available under the Credit Agreement is reduced in equal quarterly amounts over the last four years of the Credit Agreement. At September 30, 1998 there were no advances and $4.7 million in letters of credit outstanding under this facility. Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit

Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5.0 million plus 25% of the Company's consolidated net income arising after September 30, 1997, computed on a cumulative basis.

  On November 6, 1997 the Board of Directors of the Company declared a two-for-one stock split of its Common Stock, payable in the form of a 100% stock dividend on December 4, 1997 to shareholders of record at the close of business on November 20, 1997.

  At September 30, 1998 the Company's working capital was $166.8 million as compared to $136.2 million at December 31, 1997 and its current ratio was 1.75 to 1.0 as compared to 1.70 to 1.0 at December 31, 1997. The preceding changes are primarily due to an increase in inventory and receivables during the first nine months of 1998. The Company's capital expenditures during the first nine months of 1998 were $25.8 million as compared to $20.1 million for the first nine months of 1997. The Company's current plans for capital expenditures in the next fifteen months are approximately $25.0 to $30.0 million. Such amounts include any capitalizable costs associated with the Year 2000 Issue. The Company anticipates that its September 30, 1998 cash and cash equivalents and its existing credit facility will be sufficient to meet its capital expenditures and operating cash needs and the principal payment on the Senior Notes in 1999.

Year 2000 Compliance

The Year 2000 Issue is the result of computer programs that use only two digits to identify a year rather than four. If not corrected, computer applications could fail or create erroneous results before, during and after the Year 2000.

  The Company is continuing to assess the impact that the Year 2000 Issue may have on its information technology ("IT") systems and its operations and has identified the following four key areas of its business that may be affected:

  Products. The Company has developed detailed testing procedures for each of its products that have a date reference. Compliance testing of the Company's products, in accordance with these procedures, is approximately 75% complete with all products expected to be completely tested by December 31, 1998. The most extensive testing is in the M/D Totco Division, which develops software for control systems and drilling applications. Based upon the evaluation and testing completed, the Company believes that its currently supported products, as opposed to discontinued and obsolete products, are Year 2000 compliant.
The Company has mailed to its customers a list of compliant products and has advised customers which products needed to be upgraded or replaced for Year 2000 compliance.

  Internal Business Systems. The Year 2000 Issue could affect the systems, transaction processing, computer applications and devices used by the Company to operate and monitor all major aspects of its business, including financial systems, customer services, materials requirement planning, master production scheduling, networks and telecommunications systems. The Company has completed its assessment phase and believes that is has identified substantially all of the major systems, software applications and related equipment used in connection with its internal operations that must be modified or upgraded in order to minimize the possibility of a material disruption to its business. The Company is currently in its remediation phase of modifying and upgrading all affected systems and expects to complete this phase by the beginning of the third quarter of 1999. The Company estimates that it will be Year 2000 compliant by the end of the third quarter of 1999. However, any unforeseen problems which occur during the testing phase may adversely effect the Company's Year 2000 readiness.

  Third-Party Suppliers and Customers. The Company relies directly and indirectly, on external systems utilized by its suppliers for products used in the manufacture of its products. The Company has recently requested confirmation from its suppliers of their Year 2000 compliance. The Company has received replies from approximately 10% to 15% of its suppliers. Although these responses indicate that Year 2000 compliance will be achieved, there can be no assurance that suppliers will resolve all Year 2000 Issues with their systems in a timely manner. Any failure of third parties to resolve their Year 2000 Issues in a timely manner could result in the material disruption of the business of the Company. Any such disruption could have an adverse effect on the Company's operations.

  The Company does not intend to canvas its customer to insure that customers are Year 2000 compliant. While the Company does not believe that non-compliance by our customers would significantly impact their ability to continue their drilling operations and their ability to purchase drilling equipment, any disruption to the drilling process caused by non-compliance could negatively impact the Company's revenues.

  Facility Systems. Facility systems such as manufacturing equipment, heating, sprinklers, test equipment and security systems may also be affected by the Year 2000 Issue. The Company has recently commenced an assessment of the impact of all such systems on its facilities and does not anticipate any material impact on the Company's operations.

  The Company does not separately track internal cost incurred on the Year 2000 Issue. The Company has estimated that approximately 15% to 20% of its IT personnel's time is spent on the Year 2000 issue. As of September 30, 1998 no significant amounts have been accrued or paid to third parties relating to this issue. The Company has estimated that approximately $3 to $4 million will be paid, over the next 9 to 12 months to third parties for software, hardware and consultation.

  The Company recognizes the need for developing contingency plans to address the Year 2000 issues that may pose a significant risk to its on-going operations. Such plans could include the implementation of manual procedures to compensate for system deficiencies. During the remediation phase of the internal business systems, the Company will be evaluating potential failures and attempt to develop responses in a timely manner. However, there can be no assurance that any contingency plans evaluated and potentially implemented by the Company would be adequate to meet the Company's needs without materially impacting its operations, that any such plan would be successful or that the Company's results of operations would not be materially and adversely affected by the delays and inefficiencies inherent in conducting operations in an alternative manner.

Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995

In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that the statements in this Quarterly Report, which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements concerning the Company's general business strategies, customer orders and cancellations, backlog, operating trends, industry trends, manufacturing capacity, expectations for funding capital expenditures and operations in future periods and plans, objectives and estimated cost of Year 2000 compliance. The Company also continues to face many risks and uncertainties including: changes in the prices of oil and natural gas, changes in capital spending by companies in the oil and gas industry for exploration, development and equipment, management of higher manufacturing rates, competitive pressures, technological and structural changes in the industry, litigation and environmental laws. The risks and uncertainties inherent in these forward-looking statements could cause actual results to differ materially from those expressed in or implied by these statements.

Profile

  Varco International, Inc. is a leading manufacturer of products used in the oil and gas well drilling industry worldwide. The Company also leads in the development of new technology and equipment to enhance the safety and productivity of the drilling process. Operating through five divisions, the Company's products include: integrated systems for rotating and handling the various sizes and types of pipe used on a drilling rig; conventional pipe handling tools, hoisting equipment and rotary equipment; drilling rig instrumentation; pressure control and motion compensation equipment; and solids control equipment and systems.

Investor Contact

Richard A. Kertson
Vice President - Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92868
Tel (714) 978-1900
Fax (714) 937-5029

E-mail:  investor-relations@ora.varco.com
Web site:  http://www.varco.com


V A R C O